Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated May 6, 2026
Relating to Preliminary Prospectus dated April 3, 2026
Registration No. 333-277981

LIBERA



Investor Presentation

Building **Entertainment** and **Real Estate**

May 2026

Free Writing Prospectus

Free Writing Prospectus

We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in that registration statement (including the risk factors described therein) and other documents that we have filed with the SEC for more complete information about us and this offering. You may access these documents for free by visiting EDGAR on the SEC Website at http://www.sec.gov. The preliminary prospectus was filed on April 3, 2026 and is available on the SEC website at http://www.sec.gov. Alternatively, Libera Gaming Operations, Inc. and any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling D. Boral Capital LLC at (212) 970-5150 or by email at info@dboralcapital.com, or standard mail at D. Boral Capital LLC, 590 Madison Avenue, 39th Floor, New York, New York 10022, USA. The registration statement (including the most recent prospectus) can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1999119/000149315226015185/formf-1a.htm

Form CRS Disclaimer:

D. Boral Capital LLC is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). Brokerage and investment advisory services and fees differ and it is important for you to understand these differences. Free and simple tools are available to research firms and financial professionals at Investor.gov/CRS, which also provides educational materials about broker-dealers, investment advisers, and investing.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is a risk of the total loss of your investment. Please see full disclosure at the beginning.

Forward Looking Statement

This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading "Risk Factors" and elsewhere in the registration statement that we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements are only predictions. The forward-looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, or that the forward-looking events discussed in this document and other statements made from time to time by us or our representatives might not occur. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a total risk of loss.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is a risk of the total loss of your investment. Please see full disclosure at the beginning.

What is a Pachinko Hall?

Before we start, let us explain.

Think arcades for adults, crossed with slot machines. Players fire small steel balls into a vertical pinball-style machine, aiming for jackpot combinations. Customers can exchange winnings (balls or medals) for prizes, some of which can be converted into cash through independent third-party exchange centers.






First Challenge

The pachinko industry is experiencing a structural shakeout.

On the revenue side, consumer demand is being eroded, due to:

- **Market contraction:** The market size (pachinko ball lending revenue) declined from 30.4 trillion yen in 2003 to 16.2 trillion yen in 2024, shrinking to less than half, partly due to the impact of COVID-19.
- **Declining participation:** Due to an aging customer base and competition from video games, internet usage, and mobile entertainment, the number of pachinko and pachislot participants decreased by over 66%, from 20.2 million in 2000 to 7.7 million in 2022.

On the cost side, rising regulatory capital expenditures (CAPEX) requirements are forcing smaller pachinko operators to exit.

- **The 2018 Amusement Machine Regulation and 2024 banknote redesign** have increased equipment costs significantly. This is manageable for large operators, yet existential for small ones. This has led to a hall count dropping from 9,639 in 2019 to 7,083 in 2023—a 26% decline in four years.

Second Challenge:

Aging real estate in Central Tokyo.

Central Tokyo's building inventory is aging, but its land has maintained its value. We believe these properties sit undervalued, poorly tenanted, and ripe for development. However, most owners lack the capital for redevelopment.

- 22% of non-residential Tokyo buildings predate Japan's 1981 earthquake standards, leaving a large stock of structurally obsolete assets in prime urban locations
- Tokyo real estate is comparatively cheaper than other major global cities, with increasing investor demand expected to support asset values going forward
- 22% (coincidentally same) of Japan's registered real estate buyers are concentrated in Tokyo, meaning there is no shortage of potential buyers for redeveloped assets.


pexels-david-denardi-277451-830994.jpg

The Solution

We have a two-engine solution—each engine feeds the other through shared relationships, capital, and local market knowledge.

Acquire and upgrade pachinko halls.
We acquire existing pachinko/pachislot halls and improve performance through renovations and operating improvements under the "Jaran" brand. We target operators in areas with growing or stable populations where machines-per-capita ratios are favorable.

Redevelop, lease, and broker real estate.
We buy older central Tokyo properties and redevelop/renovate them via third-party contractors for higher rental income with the option to sell redeveloped assets and generate interim rental revenue during the hold period.



Each engine feeds the other through shared relationships, capital, and local market knowledge.

Why Now?

Fewer halls means each captures a larger share of a stable customer base.

As weaker operators exit, the economics for survivors are actually improving. Despite industry-wide gross pay-in declining over the long term, revenue per hall has recovered to ¥2.2 billion in 2023, surpassing the pre-COVID level of ¥2.1 billion in 2019.

We believe this is the window, as more undercapitalized operators exit and hall count continues to fall, well-capitalized acquirers like Libera inherit their customers, locations, and licenses at below-market prices.

Market Size & Potential

Japan leisure entertainment market:
$248.6B (2022)

Gaming sector
$108.4B
(43.6% of all leisure spending)

Pachinko market
$94.8B
(#1 gaming segment, 38.0% of the whole leisure market)

Other (Video games, arcades, etc.)

Gambling

Horse racing, boat racing, lottery, etc.

Food and Beverage

Eating Out

Other (Coffee, bars, pubs, karaoke rooms)

Tokyo real estate market
$337.7B
(2023)

Our Business Model

How we generate revenue

Pachinko: Per-play rental fees from ball & token dispensers. High-frequency, recurring spend from loyal customers.

Real estate: Property sales after redevelopment + rental income from major commercial tenants (e.g. retailers, pharmacies).

Hospitality: Restaurant covers, café franchise royalties, hotel room nights, and spa treatments. This is a growing and important segment.

How we spend

- Machine purchases & periodic replacement (~¥500K/unit)
- Real estate acquisition & 3rd-party construction costs

How we attract & retain customers for pachinko

- IC card loyalty — carry forward balls, track game history
- Fast machine refresh: first to install new 'smart pachinko' titles
- Data-targeted advertising: market only in high-density origin zones
- Renovated environments — smoking lounges, upgraded seating

LIBERA

Our Traction

12
Operating Halls

In Tokyo, Kanagawa, Saitama & Ishikawa

US$ 93.0M

FY2025
Total Revenue (+91.3% year-over-year growth)

US$ 18.9M

FY2025 Operating Cash Flow (+9.4% year-over-year growth)

10+
Acquisitions executed

Since 2020, with 2 more closed Apr 2025

Our Competitive Advantages

01 For the pachinko business

When we acquire smaller operators, halls reopen within days using the seller's existing staff and government-issued gaming license.

02 For real estate business

We target small-scale properties (100–170 sqm) near train stations priced above ¥1B—a segment we believe large developers overlook. We also provide brokerage services, leveraging our broker and institutional network built over 60 years through our pachinko business.

LIBERA

Business Performance



US$100.0M
US$75.0M
US$50.0M
US$25.0M
US$00.0M
US$39.6M
US$48.6M
US$93.0M
FY2023
FY2024
FY2025

FY ends Oct 31 | Rate: ¥154.05 = US$1.00 (Apr 30, 2025) | FY2023 net income converted at same implied rate

FY2025 Revenue
US$93.0M
+91.3% vs FY2024

FY2025 Net Income
US$14.7M
+283.2% vs FY2024

FY2025 Op. Cash Flow
US$18.9M
+9.4% vs FY2024

Retained Earnings
US$85.9M
+20.7% from FY2024

The Team



Toyotaka Nagamori
CEO and Director

Mr. Nagamori has served as Chief Executive Officer and a member of the board of directors of Libera Gaming Operations, Inc. since April 1997. Mr. Nagamori received a Bachelor of Arts degree in Economics from Rikkyo University in March 1989.



Seiji Yokogoshi
CFO and Director

Mr. Yokogoshi entered the company in June 2011 after serving as an accountant at Takasan Tax Accountant Office for 20 years. He has served as CFO and a director since December 2020.



Koichi Nagasaki
COO and Director

Mr. Nagasaki has served as manager of sales from September 2014 to September 2023 and has served as COO and a director of the company since October 2023.



Akinori Ohishi
CCO and Director

Mr. Ohishi has served as Chief Operating Officer and a director at Niraku GC Holdings, Inc., a HKEX listed company from June 2013 to June 2024.
He serves as a CCO and a director of us since September 2024.

LIBERA

Expected Raise

Nasdaq Capital Market ticker

"LBRJ"

(as stated)

Offering

3.75M

Common Shares

Expected price

$4.00 – $6.00

Expected Use of Proceeds

Hall Expansion
(acquisitions/renovations/new halls)

~60%

Real Estate Expansion
(purchase older properties; redevelop/renovate)

~30%

General Corporate Purposes

~10%

The Window is Now

With 60 years of industry relationships and deep local market knowledge, Libera believes it is positioned to lead consolidation of the pachinko industry, while our real estate business provides a second engine for growth. Our NASDAQ listing gives international investors direct access to both.

And this is just the beginning.